NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The annual and special meeting of shareholders of Hydrogenics Corporation (the “Company” or “Hydrogenics”) will commence at 1:00 p.m. (Toronto time) on Tuesday, May 6, 2008 at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario, Canada.
The meeting will have the following purposes:
1.	to receive the consolidated financial statements of the Company for the year ended December 31, 2007, together with the report of the auditors on those statements;

2.	to reappoint PricewaterhouseCoopers LLP as auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration;

3.	to elect directors for the ensuing year;

4.	to consider and, if deemed appropriate, adopt, with or without variation, a special resolution (the full text of which is reproduced as Appendix A to the accompanying proxy circular) approving an amendment to the Company’s articles of incorporation to consolidate its issued and outstanding common shares on the basis of a ratio within the range of one post-consolidation common share for every five pre-consolidation common shares to one post-consolidation common share for every 10 pre-consolidation common shares, with the ratio to be selected and implemented by the Board of Directors in its sole discretion, if at all, at any time prior to March 10, 2009;

5.	to confirm an amendment to By-Law No. 4 of the Company; and

6.	to transact such other business as may properly be brought before the meeting.
The accompanying proxy circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice.
Shareholders who cannot attend the meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the proxy circular. To be valid, proxies must be received by CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario M1S 0A1 no later than 5:00 p.m. (Toronto time) on Friday, May 2, 2008 or, if the meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed meeting.
By the order of the Board of Directors,
(signed)
Lawrence Davis
Chief Financial Officer and Corporate Secretary
Toronto, March 10, 2008